T A B L E O F C O N T E N T S

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Anooraq Resources Corporation ("Anooraq", or the "Company") for the six months ended June 30, 2008 and the audited consolidated financial statements for the year ended December 31, 2007, prepared in accordance with Canadian generally accepted accounting principles, and publicly available on SEDAR at www.sedar.com.

All dollar amounts herein are expressed in Canadian Dollars unless otherwise stated.

This MD&A is prepared as of August 11, 2008.

This discussion includes certain statements that may be deemed “forward looking statements”. All statements in this release, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that: the Lebowa Transaction will complete; Lebowa will continue to achieve production levels similar to previous years; the planned Lebowa expansions will be completed and successful; Anooraq will be able to secure future debt and equity financing on favourable terms; and the Ga-Phasha and Platreef Project exploration results will continue to be positive. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission do not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission do not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary Note to Investors Concerning Technical Review of Lebowa Platinum Mines

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the technical review of Lebowa Platinum Mines. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. For US mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required in order to classify the project’s mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity, and fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper and nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical review at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

1.2 Overview

Anooraq is engaged in the exploration and development of platinum group metals ("PGM") prospects in the Bushveld Complex of the Republic of South Africa. The Bushveld is a geological complex which hosts numerous PGM mines and prospects.

Anooraq, through its wholly owned South African subsidiary Plateau Resources (Pty) Limited (“Plateau”), holds interests in several PGM projects, including the advanced stage Ga-Phasha PGM Project (“Ga-Phasha Project”) and the Boikgantsho PGM Project (“Boikgantsho Project”), and the early stage Kwanda PGM project (“Kwanda Project”). All of these projects are currently 50/50 joint ventures with Anglo Platinum Limited (“Anglo Platinum”).

In September 2007, Anooraq announced a transaction to transform the Company into a significant PGM producer with a substantial resource base. Anooraq and Anglo Platinum entered into a detailed transaction framework agreement whereby Anooraq would purchase a controlling interest of 51% in Lebowa Platinum Mines (“Lebowa”), an operating PGM mine, and increase its interests to 51% in the Ga-Phasha, Boikgantsho and Kwanda Projects ("the Lebowa Transaction"). The companies signed definitive agreements for the Lebowa Transaction in late March 2008.

As part of its due diligence for the Lebowa Transaction, Anooraq engaged international mining industry consultants to conduct a technical review of Lebowa. The results of the technical review,

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

announced in April 2008, and further described below, indicate a 34-year life of mine plan for Lebowa. The net present value at a 7.5% discount, for 100% of the project is South African Rand (“ZAR”) 16.9 billion ($2.2 billion).

Since announcing the results of the Technical Review and definitive agreement early in the quarter, the Company has focused on compiling the necessary documentation for shareholder and government approvals and financing to complete the Lebowa Transaction. This work is progressing, with anticipated closing in the fourth quarter of 2008.

1.2.1 Lebowa Transaction

In September 2007, Anooraq entered into a transaction with Anglo Platinum whereby Anooraq would purchase an effective 51% interest in Lebowa and increase its interest in the Ga-Phasha Project from 50% to 51%. The parties also announced that they had reached an agreement in principle for Anooraq to increase its interest in the Boikgantsho and Kwanda Projects from 50% to 51%.

On March 28, 2008, Anooraq, through Plateau, entered into definitive acquisition agreements (the “Acquisition Agreements”) with Anglo Platinum and certain of its wholly-owned subsidiaries (collectively, “Anglo Platinum”) to acquire an effective 51% of Lebowa and an additional 1% of the Ga-Phasha Project, the Boikgantsho Project and the Kwanda Project for an aggregate cash consideration of ZAR3.6 billion (the “Lebowa Transaction”).

Closing of the Lebowa Transaction is conditional upon satisfaction (or waiver) of various conditions, including:

1.	the completion by all parties of their respective due diligence reviews and satisfaction with the results thereof;

2.	Anooraq and Plateau obtaining sufficient debt and equity financing to fund the Lebowa Transaction purchase price;

3.	the approval of the shareholders of Anooraq of the Lebowa Transaction and related transactions;

4.	the approval of the South African Competition Authorities;

5.	the consent of the United Kingdom Treasury for Anglo Platinum to undertake the transaction;

6.

approval of the Lebowa Transaction and of certain transfers of mineral title relating to the Ga-Phasha, Boikgantsho and Kwanda Projects by the South African Department of Minerals and Energy (“DME”); and

7.	other regulatory approvals including, where necessary, the Exchange Control department of South African Reserve Bank, the JSE Limited, the TSX Venture Exchange and the American Stock Exchange.

The Lebowa Transaction is expected to close as soon as practicable following the satisfaction or waiver of all conditions. The parties have agreed on an outside cut-off date of November 30,

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

2008, or such later date as the parties may agree, for the fulfillment or waiver of the conditions to the Lebowa Transaction.

Pursuant to the terms of the Acquisition Agreements, Anooraq will acquire 51% of the shares in, and claims on shareholders loan account against, Richtrau No. 179 (Proprietary) Limited, a private company incorporated under the laws of South Africa and which will be renamed Bokoni Platinum Holdings (Proprietary) Limited following completion of the Lebowa Transaction, and which is the holding company (“Holdco”) that will hold the interests of Anooraq and Anglo Platinum. The joint venture agreements in respect of the Ga-Phasha Project, Boikgantsho Project and Kwanda Project will be terminated and these projects will be transferred into separate companies, established as wholly-owned subsidiaries of Holdco. Anglo Platinum has given Anooraq appropriate sale warranties in relation to the Lebowa Transaction.

Lebowa Transaction Funding

Anooraq intends to fund the purchase price for the Lebowa Transaction through a combination of debt and equity financing. The exercise of 167,000,000 common share purchase warrants (the “Warrants”) by Pelawan in December 2007, for aggregate proceeds of $225 million (ZAR 1.586 billion), will provide a portion of the funds required by Anooraq for this purpose. In connection with the exercise of the Warrants, Anooraq entered into an amending agreement (the “Amending Agreement”) with the Pelawan Trust to amend the exercise procedure of the Warrants to allow Pelawan to finance the exercise of the Warrants by way of a bridge loan from Rand Merchant Bank (“RMB”). Pursuant to the Amending Agreement, the Pelawan Trust exercised the Warrants by depositing an escrowed amount equal to the aggregate exercise price for the Warrants ($225 million or ZAR 1.586 billion) into an interest bearing account with RMB, to be released pursuant to a deposit account agreement (the “Deposit Agreement”) between RMB, Pelawan and Anooraq upon the satisfaction of certain release conditions. The Common Shares underlying the Warrants will be issued to the Pelawan Trust upon receipt by the Company of the exercise price per Common Share, plus the interest accrued thereon up to the date of release. Pelawan has advised Anooraq that it has entered into a credit approved term sheet with Standard Chartered Bank to provide Pelawan with sole underwritten debt finance of up to ZAR 700 million. Pelawan intends to apply these funds towards the refinancing the RMB bridge loan facility.

On May 20, 2008, Anooraq announced that it had entered into a binding, credit approved term sheet with Standard Chartered Bank for sole underwritten debt financing of up to ZAR 1.7 billion for the purpose of funding a portion of the Lebowa Transaction purchase price. Completion of this debt financing facility is subject to the satisfaction of certain conditions precedent and final documentation.

Other Commercial Terms of the Lebowa Transaction

Anglo Platinum has agreed to provide Anooraq with an interest bearing standby loan facility. This facility enables Anooraq to utilize up to 80% of all cash flows generated from the Lebowa operations should this be required to support external acquisition senior debt finance secured by Anooraq for the purposes of the Lebowa Transaction.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Anglo Platinum and Anooraq have agreed to various financing arrangements between them to implement the Anglo Platinum approved long term growth plan at Lebowa, as follows:

(i)	Anglo Platinum will incur for its own account the first ZAR 200 million required for development of the Middlepunt Hill UG2 decline expansion project; and

(ii)

Anglo Platinum will provide Lebowa with a project finance facility of ZAR 1.6 billion, representing the balance of the capital budget estimate for implementation of the Middlepunt Hill UG2 decline expansion project (“MPH Facility”). The MPH Facility has an 8 year term, with a capital repayment holiday of one year, will bear interest at a preferential interest rate and is subordinated in priority of repayment against certain other funding instruments within the Lebowa.

Lebowa has entered into a five year concentrate off-take agreement with Anglo Platinum for the sale of Lebowa concentrates at competitive market rates, renewable at Lebowa’s election for a further 5 years. Anglo Platinum has extended options to Anooraq to acquire an ownership interest in Anglo Platinum’s Polokwane Smelter, which ownership interest will be relative to Anooraq’s group concentrate feed into the Polokwane Smelter from time to time and subject to certain conditions precedent.

Management and Control of Lebowa and Holdco

Anooraq and Anglo Platinum have entered into a shareholders’ agreement to govern the management of Holdco. Pursuant to this shareholders’ agreement, Anooraq has the ability to appoint the majority of the directors to the board of Holdco and all of its subsidiaries. Anglo Platinum will participate in key management decisions through especially established committees.

Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as a company controlled by Historically Disadvantaged Persons (“HDP”), as envisaged in the South African Mineral and Petroleum Resources Development Act (“MPRDA”) and the Mining Charter. The effect of these undertakings is that HDPs must maintain “effective” or “the equivalent” beneficial ownership of at least 26% in the assets of Holdco until the repayment of at least 60% of the MPH Facility (approximately 6 years) (“Initial Term”). These undertakings include that Pelawan, the HDP controlling shareholder of Anooraq, will not allow either its own level of HDP shareholding or its shareholding in Anooraq, to fall below 26% HDP beneficial ownership interest. If these shareholding levels should be breached, and Anooraq fails to exercise its rights to remedy such a breach, Anooraq may be required to dispose of its shares in Holdco to another HDP. It is important from Anglo Platinum’s perspective that the Anooraq group retain its current HDP control status and that Anooraq retains control of Holdco. Should there be a change of such control then Anglo Platinum may require Anooraq to acquire its shares in Holdco at a market-related price. In addition, should Anooraq wish to sell its entire interest in Holdco to a third party then Anglo Platinum have a tag along right relating to such sale. The parties have also granted each other reciprocal rights of first refusal relating to a proposed sale of their interests in Holdco.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

In order to ensure a successful transition at Lebowa, Anglo American plc Group has agreed to provide certain essential services to Lebowa at a cost which is no greater than the costs charged to another Anglo American plc Group company for the same or similar services, for an initial period of one year.

Ongoing Funding

The board of Holdco, which will be controlled by Anooraq, has the right to call for funding either by way of shareholder loan or equity. If a shareholder should default on a cash call, the other shareholder may increase its equity interest in Holdco by funding the entire cash call, provided that during the Initial Term, Anooraq’s shareholding in Holdco cannot be diluted for default in respect of equity contributions.

Lebowa Employees and Communities

Anooraq and Anglo Platinum have agreed to establish:

(i)

the Bokoni Platinum Mine Employee Share Ownership Plan ("ESOP") Trust (the share ownership trust established for the benefit of employees of Lebowa) to which Anglo Platinum will contribute an amount of approximately ZAR 112 million for purposes of subscription for Anooraq common shares; and

(ii)

the Anooraq Community Participation Trust (the share ownership trust established for the benefit of the communities interested in or affected by Anooraq’s operations) to which Anglo Platinum will contribute an amount of approximately ZAR 83 million for purposes of subscription for Anooraq common shares.

Lebowa Technical Information

Lebowa is an operating mine located on the north-eastern limb of the Bushveld Complex, to the north of and adjacent to the Ga-Phasha Project. The Lebowa property consists of seven mining licenses covering an area of 15,459.78 hectares.

Anglo Platinum applied to the DME for conversion of the “old order” mining rights in respect of Lebowa to “new order” mining rights, as required by the MPRDA. On April 29, 2008, Anglo Platinum announced that the DME has granted conversion of the “old order” mining rights related to Lebowa.

Lebowa consists of a vertical shaft and a decline shaft system to access the underground development on the Merensky Reef and UG2 Reef, as well as two concentrator plants. Approximate monthly production from the Merensky Reef is 85,000 tonnes per month (“tpm”) and from the UG2 Reef is 45,000 tpm. According to the Anglo Platinum 2007 Annual Report, production at Lebowa in 2007 was approximately 187,700 refined ounces of platinum, palladium, rhodium and gold (“4E”) from 1.33 Million tonnes (“Mt”) of ore milled.

Technical studies conducted by Anglo Platinum indicate that Lebowa’s value is maximized at a mining rate of 375,000 tpm, comprising steady state Merensky Reef production at 120,000 tpm

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

and steady state UG2 Reef production of 255,000 tpm. Anglo Platinum has approved a long term growth plan for Lebowa, which includes various replacement and expansion projects to increase production to approximately 375,000 tpm, comprising steady state Merensky Reef production at 120,000 tpm and steady state UG2 Reef production of 255,000 tpm. Anooraq supports this growth plan, which will result in existing mining operations at Lebowa increasing in two stages:

  Stage 1 (2008-2013) comprises an expansion of Merensky Reef and UG2 Reef ore production to 245,000 tpm, with Merensky Reef production being increased to 120,000 tpm, initially from the Brakfontein Merensky Reef decline shaft system, and UG2 Reef production being increased to 125,000 tpm, initially from the Middelpunt Hill UG2 Reef decline shaft system.
  Stage 2 (2016 onwards) sees the further expansion of UG2 Reef production to 255,000 tpm with Merensky Reef production remaining at 120,000 tpm.

Both the Stage 1 and Stage 2 expansions at Lebowa will access the Merensky Reef and UG2 Reef from near surface to approximately 650 meters below surface. Anooraq considers this an advantage, as there will be no need for material refrigeration at depths above 650 meters below surface, resulting in a less constrained power requirement for the Lebowa mine than would be required for operations and projects accessing the reef at deeper levels.

Anooraq engaged international mining industry consultants to conduct a technical review of the Lebowa mine. The Mineral Resources and Mineral Reserves have been reviewed by Snowden Mining Industry Consultants. A technical report by independent qualified persons D.B. Gray, Pr.Sci.Nat., and B.C. Rip, Pr.Eng., FSAIMM, has been filed on www.sedar.com. The following estimates of mineral resources and reserves were confirmed for the Lebowa mineral properties:

LEBOWA MINERAL RESERVES & RESOURCES
DECEMBER 2007
CATEGORY	TONNAGE	4E	CONTAINED	Pt	Pd	Rh	Au
	(Mt)	(g/t)	4E (Moz)	(g/t)	(g/t)	(g/t)	(g/t)
MERENSKY MINERAL RESERVES
Proven	23.1	4.25	3.20	2.62	1.20	0.15	0.28
Probable	5.4	4.06	0.70	2.50	1.12	0.16	0.28
Proven & Probable	28.5	4.22	3.90	2.59	1.19	0.16	0.28
UG2 MINERAL RESERVES
Proven	34.1	5.29	5.80	2.18	2.57	0.44	0.10
Probable	9.4	5.04	1.50	2.11	2.39	0.44	0.09
Proven & Probable	43.5	5.23	7.30	2.17	2.53	0.44	0.10
MERENSKY MINERAL RESOURCES
Measured	25.0	5.68	4.57	3.65	1.51	0.21	0.30
Indicated	27.4	5.51	4.86	3.46	1.52	0.20	0.33
Measured & Indicated	52.4	5.61	9.43	3.55	1.52	0.20	0.32
Inferred	103.2	5.30	17.58	3.34	1.45	0.20	0.31
UG2 MINERAL RESOURCES
Measured	107.6	6.60	22.84	2.70	3.23	0.55	0.12
Indicated	71.3	6.56	15.32	2.70	3.20	0.53	0.13
Measured & Indicated	178.9	6.58	38.16	2.70	3.22	0.54	0.12
Inferred	145.0	6.61	30.82	2.72	3.23	0.53	0.13

The Mineral Reserves and Mineral Resources stated are for 100% of Lebowa. Anooraq’s interest will be 51% of the above once the Lebowa Transaction is completed. Mineral Resources are exclusive of Mineral Reserves.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral Resources that are not Mineral Reserves have potential economic viability but have not yet been demonstrated by an approved mining plan. Measured and Indicated Mineral Resources are generally located within 650 meters depth from surface. Inferred Mineral Resources are generally located beyond 650 meters depth.

4E = Pt+Pd+Rh+Au

For Mineral Reserves, the Merensky pay limit (break even) varies between 1.3 and 4.8 g/t 4E and the UG2 pay limit (break even) varies between 1.3 and 4.4 g/t 4E across all operations of Anglo Platinum. Cut-off grades of 2.4 to 3.5 g/t 4E depending on reef characteristics are applied to Merensky Mineral Resource statements. A cut-off grade of 1.8 g/t 4E is applied to UG2 Mineral Resource statements.

Contained metal for reserves has recoveries applied. No recoveries are applied for contained metal for resources.

To determine the longer potential of the mine, an economic analysis has also been done as part of the technical review using South African Rand as the currency and analyst consensus estimates of metal prices and exchange rates to 2012. Long term average US dollar metal prices are: Pt-$1273/oz, Pd-$332/oz, Rh-$3669/oz, Au-$741/oz, Ni-$8.64/lb and Cu-$1.67/lb.

The capital and operating costs stated are estimated to a 90% level of accuracy for projects approved by Anglo Platinum, i.e. the mineral reserves above. Certain Indicated and Measured Mineral Resources (51.9 Million tonnes grading at 4.49 4E g/t), which have been demonstrated to have economic viability through prefeasibility studies but do not yet have a mine plan approved by Anglo Platinum, were also included to determine the longer term potential of the mine.

The table shows the after tax and royalty results of the technical review in real terms for the life of mine for 100% of Lebowa. Anooraq’s interest after completion of the Lebowa Transaction will be 51%.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

TECHNICAL REVIEW OF LEBOWA
APRIL 2008
Life of Mine		34 years
Life of Mine Tonnes Treated		124 Million tonnes
4E Grade		4.49 g/t
4E		17.9 Moz
Pt		8.5 Moz
Pd		7.7 Moz
Rh		1.2 Moz
Au		0.5 Moz
ZAR/USD exchange rate		8.09
4E Basket Price ZAR/kg		272,144
Operating Cost ZAR/ 4E kg		85,512
Operating Cost ZAR/Tonne		384
4E Basket Price USD/ oz		1,048
Operating Cost USD/ 4E oz		329

	ZAR Millions	CAD Millions
Gross Revenue	143,414	18,698
Total Capital Cost	11,029	1,438
Expansion & Replacement	7,659	999
Stay in Business	3,370	439
Operating cost	47,609	6,207
Gross Profit	95,806	12,491
Free Cash Flow	54,822	7,148
Net Present Value (at 5.0% discount rate)	23.747	3,096
Net Present Value (at 7.5% discount rate)	16,888	2,202
Net Present Value (at 10% discount rate)	12,553	1,637

CAD values converted at an exchange rate of 7.67 as at 12 April 2008.
Stay in Business capital is the sustaining capital.
Basket price is total metal value per refined 4E kilogram and takes into account different ratios of the metals For Lebowa.

1.2.2 Ga-Phasha Project, North-Eastern Limb

Anooraq has a 50% interest in the Ga-Phasha Project. Anooraq acquired its interest in the project by way of a reverse takeover transaction (“RTO”) with Pelawan Investments (Pty) Ltd (“Pelawan”) in 2004 (further details below).

The Ga-Phasha Project property consists of four farms, covering an area of approximately 9,700 hectares, held by Micawber 277 (Proprietary) Limited ("Micawber"), a private South African corporation owned 50% by Anglo Platinum through its wholly owned subsidiary Rustenburg Platinum Mines Limited (“Rustenburg”) and 50% by Anooraq through its wholly owned South African subsidiary, Plateau. Anglo Platinum is the operator.

ANOORAQ RESOURCES CORPORATION
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MANAGEMENT'S DISCUSSION AND ANALYSIS

Anooraq-Pelawan Agreement

In January 2004, the Company entered into an agreement with Pelawan, a private South African Black Economic Empowerment (“BEE”) company, pursuant to which the Company and Pelawan would combine their respective PGM assets, comprising Anooraq's Northern limb prospects and Pelawan's 50% participation interest in the Ga-Phasha Project. The transaction between Anooraq and Pelawan was completed on September 29, 2004.

Pursuant to the terms of the agreement between Anooraq and Pelawan, Anooraq acquired Pelawan's 50% shareholding in Micawber and the rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million common shares of the Company (the "Consideration Shares") and cash payments totaling ZAR 15,652,744 ($3,055,416). Approximately 83 million Consideration Shares are being held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project at which time they will be released.

The 50/50 joint venture between Plateau and Rustenburg is governed by, among other things, a shareholders agreement relating to Micawber dated September 22, 2004.

On March 28, 2005, Pelawan sold 7.9 million of the Anooraq shares it was permitted to sell under the agreement to strategic stakeholders in Anooraq and the proceeds from such sales were remitted to Pelawan shareholders through the Pelawan Trust. The proceeds received by the Pelawan Trust from the sale of certain shares held by the Pelawan Trust were distributed to Pelawan’s shareholder base, comprising 15 broad-based BEE entities, including women investment groups, cultural trusts and Polokwane-based groups within those areas where Anooraq’s proposed mining activities are situated.

The share exchange agreement which gave effect to the combination provided that if any financings in relation to the Ga-Phasha Project and the Drenthe-Overysel (subsequently renamed "Boikgantsho") Project took place prior to a particular date (the “Finalization Date”) and the shareholder dilution associated with such financings caused Pelawan’s shareholding in Anooraq to fall below a 52% minimum shareholding, Anooraq would issue additional common shares to Pelawan in order to maintain that minimum. Such 52% minimum shareholding allowed for compliance with BEE equity requirements under South African mineral legislation and was also a requirement of the South African Reserve Bank for approving the transaction. Originally, the Finalization Date was September 30, 2005, but it was subsequently extended by agreement in November 2005 between Anooraq and Pelawan.

The share exchange agreement further provided that, to the extent that no such dilutive financings had taken place by the Finalization Date, certain dilutive financings were deemed to have occurred by that date. The purpose was to make allowance for the dilutive effect on Pelawan’s shareholding of the anticipated financings for mine development of the Ga-Phasha and Boikgantsho Projects and to safeguard the status of Anooraq as a BEE company. For the purposes of calculating whether, by virtue of such deemed dilutive financings, any common shares are required to be issued to Pelawan in order to maintain a minimum 52% shareholding, the share exchange agreement provided that the quantum of such deemed financings would equal: (a) 30% of the estimated development costs in accordance with the bankable feasibility studies in

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MANAGEMENT'S DISCUSSION AND ANALYSIS

respect of the Ga-Phasha and Boikgantsho Projects, less cash on hand, or (b) to the extent that such bankable feasibility studies had not been prepared as at the Finalization Date, $70.8 million related to the Ga-Phasha Project and $27.6 million related to the Boikgantsho Project, less cash on hand (the “Deemed Dilutive Financings”). Following the Finalization Date, Anooraq has the right but not the obligation to issue additional common shares to Pelawan in order to maintain Pelawan’s minimum shareholding.

As neither additional financings nor bankable feasibility studies for the Projects had been completed by Anooraq as at September 30, 2005, in the absence of an amending agreement between the parties, a dilutive financing totaling $98.4 million and share issuances (based on the share price at the date of the deemed dilutive financing) would have been deemed to have taken place as at such date and the Company would have been obligated to issue to Pelawan that number of shares which, after notionally giving effect to the Deemed Dilutive Financings, would have resulted in Pelawan continuing to hold a 52% interest in the Company. In November 2005, Anooraq and Pelawan agreed to extend the Finalization Date.

In December 2006, the Company entered into a Settlement Agreement with Pelawan to waive the deemed dilutive financing contemplated in the 2004 share exchange agreement. Under the terms of the Settlement Agreement:

(i)	Anooraq issued 36 million common shares (“Adjustment Consideration Shares”) to Pelawan as consideration for the settlement (completed in June 2007).

(ii)

Anooraq issued to Pelawan share purchase warrants for the purchase of 167 million common shares in Anooraq (“BEE Warrants”). The BEE Warrants are exercisable until December 31, 2008. The BEE Warrants can be exercised at the higher of (a) $1.35 if exercised on or before December 31, 2007 or $1.48 if exercised after December 31, 2007 or (b) at a price that is 50% less than the price per Anooraq common share payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98.4 million or is undertaken pursuant to a material transaction (a “Concurrent Financing”).

(iii)

From the date of issue (June 14, 2007) of the Adjustment Consideration Shares to Pelawan in (i) above or as a result of the exercise of any of the BEE Warrants up to the closing date of the Concurrent Financing, the common shares issued to Pelawan pursuant thereto will be subject to a lock up arrangement and Pelawan will not be entitled to dispose of any of these shares, save for the exemption referred to in (iv) below and the payment of taxes. After the closing date of the Concurrent Financing, the disposal of such shares shall remain subject to the original lock up agreement entered into between Pelawan and Anooraq under the terms of the original RTO transaction (“the BEE Lock Up”), which is the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project.

(iv)

Anooraq granted Pelawan an exemption to the BEE Lock Up for the purposes of facilitating Pelawan’s financing of the exercise of the BEE Warrants. In the event that Pelawan exercises any BEE Warrants, Pelawan shall, in its sole discretion, be entitled to dispose that number of common shares up to 25% (or such greater amount as is required to facilitate the financing of the exercise of the BEE

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Warrants) of the aggregate common shares issued to Pelawan pursuant to such exercise, provided that all of the proceeds received by Pelawan from such disposal shall be applied by Pelawan to support the financing of the exercise of the BEE Warrants and reasonable expenses related to such exercise.

(v)

On the occurrence of a Concurrent Financing, Pelawan shall be obliged to exercise the BEE Warrants to ensure that at a minimum Anooraq retains its status as a 52% controlled Black Economic Empowerment ("BEE") company, in compliance with undertakings given by Pelawan and the Company in favour of the South African Reserve Bank and Anglo Platinum.

Pursuant to the exercise of the BEE Warrants, the Company entered into an amending agreement (the “Amending Agreement”) with Pelawan to amend the exercise procedure of the BEE Warrants to allow Pelawan to finance the exercise of the BEE Warrants by way of a bridge loan from Rand Merchant Bank (“RMB”). Pursuant to the Amending Agreement, on December 20, 2007, Pelawan exercised the BEE Warrants at a price per common share of $1.35 by depositing an escrowed amount equal to the aggregate exercise price for the Warrants ($225 million or ZAR 1.586 billion) into an interest bearing account with RMB, to be released pursuant to a deposit account agreement (the “Deposit Agreement”) between RMB, Pelawan Investments (Pty) Ltd and Anooraq upon the satisfaction of certain release conditions, as follows:

  Evidence to the satisfaction of RMB that all necessary regulatory approvals in respect of the subscription of Anooraq shares and the issue thereof pursuant to Pelawan’s exercise of the BEE Warrants has been received; and

The earlier of the fulfillment of any of the following conditions:

  Pelawan repaying the Bridge Loan Facility in full;

  Pelawan placing a new cash deposit (in ZAR) in an amount equal to the funds to be released from the deposit account with RMB, and Pelawan granting RMB its rights, title and interest in the cash deposit as security for the Bridge Loan Facility;

  Pelawan securing an on demand guarantee for an amount equal to the funds to be released from the deposit account. The guarantee will be in favour of RMB guaranteeing the performance of Pelawan’s obligations under the Bridge Loan Facility and should come from a counterparty acceptable to RMB and approved by the Company;

  Pelawan encumbering its Anooraq shares in favour of RMB. The value of the shares to be encumbered to RMB should equal the amount requested to be released from the deposit account. The share value is determined based on the share price of Anooraq on the TSX Venture Exchange on a 5 day volume weighted average traded price, commencing 5 days prior to the date upon which value is determined, converted from Canadian Dollars to ZAR at the foreign exchange closing rate on the last day of the 5 day period;

The common shares underlying the BEE Warrants will be issued to Pelawan upon receipt by the Company of the exercise price per common share, plus the interest accrued thereon up to the date of release.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Should the common shares underlying the BEE Warrants be issued in full, Pelawan’s resulting shareholding in Anooraq will increase to approximately 81% of the current issued and outstanding common shares of the Company. The Company intends to use the proceeds of the BEE Warrants exercise, when received, as partial funding for the proposed acquisition of 51% of Lebowa from Anglo Platinum. Should the release conditions not be satisfied and there is no close, the warrant exercise is void and Anooraq will not receive the proceeds of the exercise of the BEE Warrants nor the interest earned from the deposit account and the BEE warrants will continue to exist in accordance with their terms until expiry or in accordance with the terms of the warrants.

Project Activities

The Ga-Phasha Project has PGM mineral resources outlined in the Merensky and UG2 reef deposits. Prior to the involvement of Anooraq, Anglo Platinum (and others) had carried out extensive drilling as well as preliminary engineering and mine planning studies on the Ga-Phasha Project. This work has continued since Anooraq acquired its interest in 2004.

Anooraq and Anglo Platinum undertook a program review between April and October 2006. Several approaches were considered to optimize mining of the deposits at the Ga-Phasha Project. The review confirmed that the UG2 deposit would remain the primary focus for development, and the Merensky deposit warrants further study through additional drilling.

Engineering and other work directed toward completion of a pre-feasibility was initiated in late 2006. Since that time, studies on mining method and infrastructure have been underway. Socioeconomic and environmental studies have also been done.

Once the Lebowa Transaction is complete, the potential for synergies between the Ga-Phasha Project and Lebowa as well as other opportunities to maximize efficiencies will be assessed prior to completion of the pre-feasibility study. The pre-feasibility study is continuing and being reviewed in light of the Lebowa Transaction.

1.2.3 Platreef Project, Northern Limb

Anooraq holds interests in over 37,000 hectares of mineral rights (or “farms”) that make up the Boikgantsho, Rietfontein, the Kwanda and Central Block properties. Collectively, these properties are known as the Platreef Project.

1.2.3.1 Boikgantsho Project

Anooraq initially outlined a mineral resource in the Drenthe deposit on its Drenthe and Witrivier farms in 2000. In November 2003, Anooraq and Potgietersrust Platinum Limited (“PPL”), a wholly owned subsidiary of Anglo Platinum that has an open pit mine nearby, formed the Boikgantsho Joint Venture with Anooraq as the operator. From that time until late 2005, most of Anooraq’s work was focused on the Boikgantsho Project area.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Agreement

In November 2003, Anooraq, through its wholly-owned South African subsidiary, Plateau, entered into a joint venture agreement with PPL to explore and develop PGM, gold, nickel and copper mineralization on Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm. Anooraq made its required expenditures by the end of 2004, and now has the option to proceed on a year-by-year basis and to take the project to a bankable feasibility study ("BFS") level.

Once a BFS has been completed, either or both of the partners in the Boikgantsho JV will have the option to proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. The ultimate joint venture interest allotted to Anooraq and Anglo Platinum will be determined according to the proportion of contained metal within the Drenthe deposit that lies on the ground contributed by each, as determined by the BFS. Anglo Platinum has the option to be diluted to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty to be established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement with the Company at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities. Anglo Platinum owns and operates a PGM smelter at Polokwane, which is approximately 80 kilometers east of the property.

Project Activities

The objective of the Boikgantsho Project is to explore and develop PGM deposits. Drilling in 2004 under the JV expanded the Drenthe deposit and resulted in the discovery of the Overysel North deposit.

In March 2005, Anooraq completed a preliminary economic assessment of a potential open pit development on the Drenthe and Overysel North deposits. The preliminary assessment indicates favorable financial results for an open pit and conventional mill operation. Further details are provided in a technical report filed at www.sedar.com. As the preliminary assessment is based, in part, on inferred resources that are geologically speculative, there is no certainty that the economic considerations or results will be realized.

Anooraq completed an additional 24,000 meters of drilling on the Drenthe deposit in 2005. The program tested the entire area within the provisional open pit design for the Drenthe deposit that was used for the March 2005 preliminary assessment. The program confirmed the continuity of the PGM mineralization within the Drenthe deposit. A pre-feasibility study was initiated in 2005 but work on the study has since been deferred as the Company focused on the Ga-Phasha Project and the Lebowa Transaction.

Planning is underway to resume work on the Boikgantsho Project technical program and studies.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.4 Market Trends

Platinum prices have increased over the past three years, averaging US$900/oz in 2005, US$1145/oz in 2006, and US$1314/oz in 2007. Prices have continued to increase in 2008, averaging US$1940/oz to August 5, 2008.

Palladium prices averaged approximately US$201/oz in 2005, US$323/oz in 2006 and US$358/oz in 2007. Palladium prices strengthened in 2008 as consumers consider substitution for platinum with the average price to August 5, 2008 at US$443/oz.

Gold prices have been on an uptrend for several years. The gold price averaged US$445/oz in 2005, US$604/oz in 2006 and US$697/oz in 2007. The price has averaged US$915/oz to August 5, 2008.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

	December 31	December 31	December 31
	2007	2006	2005

Current assets	$7,401,009	$13,177,004	$5,159,433
Mineral property interests	9,078,714	8,240,751	8,502,000
Other assets	473,640	411,167	174,163
Total assets	16,953,363	21,828,922	13,835,596

Current liabilities	2,412,908	1,034,144	378,997
Long term liabilities	9,806,636	11,818,677	–
Shareholders' equity	4,733,819	8,976,101	13,456,599
Total liabilities and shareholders' equity	$16,953,363	$21,828,922	$13,835,596

	Year ended	Year ended	Year ended
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
Expenses
Accretion on term loan	$112,459	$13,879	$–
Conference and travel	492,106	360,959	646,992
Consulting	177,809	154,578	965,720
Depreciation	24,009	30,862	48,503
Exploration	852,891	720,463	5,191,818
Foreign exchange	(588,115)	(34,817)	68,720
Gain on disposal of equipment	–	(41,291)	–
Interest expense	2,042,711	399,062	–
Interest income	(799,985)	(263,820)	(119,779)
Legal, accounting and audit	416,745	690,132	474,422
Office and administration	451,908	354,353	551,278
Salaries and benefits	2,016,689	1,511,874	1,659,465
Shareholders communications	258,882	289,824	260,155
Trust and filing	269,503	415,440	85,254
Subtotal	5,727,612	4,601,498	9,832,548
Stock based compensation	8,707,519	24,346	2,536,253
Future income tax recovery	(139,000)	(121,000)	(65,000)
Loss for the year	$14,296,131	$4,504,844	$12,303,801

Loss per share	$0.08	$0.03	$0.08

Weighted average number of common shares
outstanding (thousands)	168,378	148,220	148,107

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Summary of Quarterly Results

Expressed in thousands of dollars, except per-share amounts. Small differences are due to rounding.

	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
	2008	2008	2007	2007	2007	2007	2006	2006
Current assets	1,518	3,070	7,769	9,296	10,462	11,326	13,177	2,337
Mineral properties	9,127	9,237	9,079	9,078	8,333	8,399	8,241	8,600
Other assets	1,739	1,012	106	104	72	387	411	98
Total assets	12,384	13,319	16,954	18,478	18,867	20,112	21,829	11,035

Current liabilities	1,418	977	2,413	2,934	1,285	238	1,034	478
Long term liabilities	8,931	8,615	9,807	8,574	10,246	11,703	11,819	–
Shareholders’ equity	2,035	3,727	4,734	6,967	7,335	8,171	8,976	10,557
Total liabilities and
shareholders’ equity	12,384	13,319	16,954	18,478	18,867	20,112	21,829	11,035

Working Capital	101	2,093	5,356	6,362	9,177	11,088	12,143	1,859

Expenses
Exploration	70	58	773	22	49	33	152	42
Accretion on term loan	21	24	113	–	–	–	14	–
Conference and travel	188	53	341	29	19	103	218	17
Consulting	107	22	62	30	7	79	(147)	222
Foreign exchange loss (gain)	299	(911)	(69)	(192)	(65)	(262)	231	(117)
Interest on term loan	408	391	535	465	542	416	253	–
Interest expense (income)	15	(43)	(234)	(103)	(212)	(167)	(95)	16
Accounting, audit and legal	35	79	229	47	37	103	102	205
Gain on disposal of fixed asset	(6)	–	–	–	–	–	(19)	(11)
Office and administration	288	176	172	78	111	91	102	79
Salaries and benefits	690	1,016	566	488	634	330	394	335
Shareholder communications	54	45	66	60	74	58	112	38
Trust and filing	26	163	39	31	57	142	288	29
Subtotal	2,195	1,073	2,593	955	1,253	926	1,605	855
Stock-based compensation -
exploration	–	–	1,491	–	–	–	–	(2)
Stock-based compensation -
office and administration	5,111	122	7,216	–	–	1	–	(1)
Future income tax expense
(recovery)	–	(1)	(137)	–	(1)	(1)	(25)	4
Loss for the period	7,306	1,194	11,163	955	1,252	926	1,580	856

Basic and diluted loss per share	0.04	0.01	0.06	0.01	0.01	0.01	0.01	0.01

Weighted average number of common shares outstanding	185,254	185,218	184,823	184,770	154,822	148,228	148,220	148,220

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Results of Operations

Three months ended June 30, 2008

The loss for the three months ended June 30, 2008 was $7,305,641 compared to a loss of $1,251,660 for the three months ended June 30, 2007. This increase primarily resulted from additional conference and travel, consulting, stock based compensation expenses and foreign exchange losses. The Company recorded a loss of $0.04 per share for the three months period ended June 30, 2008, compared to a loss of $0.01 per share for the same period in fiscal 2007.

Exploration expenditures for the quarter increased to $70,098 in comparison to $48,868 incurred for the same period of fiscal 2007 due to increased activities at the Ga-Phasha projects.

Legal, accounting and audit for the three months ended June 30, 2008 amounted to $35,117 in comparison to $37,457 for the three months ended June 30, 2007. However, legal and accounting fees of $623,823 relating to the Lebowa Transaction have been capitalized to deferred acquisition costs during the three months ended June 30, 2008 as they will be included in the cost of acquisition when the transaction completes.

Office and administration for the three months ended June 30, 2008 amounted to $287,981 in comparison to $111,225 spent for the second quarter of the previous fiscal year. The increase is due to the Company moving to larger premises in South Africa in anticipation of the completion of the Lebowa Transaction. Conference and travel costs of $188,412 were incurred during the three months ended June 30, 2008 in comparison to the $19,154 incurred during for the same period of fiscal 2007 and are largely due to increased travel by management incurred for attending the annual general meeting, travel related expenditure for the Lebowa Transaction and increased conference expenses. Consulting costs for the three months ended June 30, 2008 increased to $106,908 in comparison to $6,705 spent for the same period of fiscal 2007 largely due to tax related consulting expenses incurred in the quarter. Salaries and benefits amounted to $689,525 in the three months ended June 30, 2008 in comparison to $633,466 for the same period in the prior year; the increase is largely due to the increase in staff in South Africa.

Trust and filing for the three months ended June 30, 2008 decreased to $26,332 in comparison to the $57,403 incurred for the three months ended June 30, 2007 primarily as a result of higher expenses incurred in the same period for fiscal 2007 relating to the Company’s listing on the Johannesburg Stock Exchange in South Africa. Stock based compensation expenses increased to $5,110,375 for the three months ended June 30, 2008, compared to $nil being incurred for the same period in fiscal 2007, as a result of stock option grants in June 2008.

The Company recorded interest expense of $463,873 for the three months ended June 30, 2008 in comparison to $516,116 incurred for the same period of fiscal 2007. The interest expense is mainly due to accrued interest on the term loan from Rustenburg Platinum Mines Limited. Interest income for the three months ended June 30, 2008 amounted to $40,734 in comparison to $212,261 interest received for the same period of fiscal 2007 as a result of a lower cash balance compared to the same period in the previous year.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Six months ended June 30, 2008

The loss for the six months ended June 30, 2008 was $8,498,673 compared to a loss of $2,177,790 for the six months ended June 30, 2007. This increase primarily resulted from additional salary and benefit costs relating to the South African operations and stock based compensation expenses which were partially offset by foreign exchange gains. The Company recorded a loss of $0.05 per share for the six months period ended June 30, 2008, compared to a loss of $0.01 per share for the same period in fiscal 2007.

Exploration expenditures increased in the six months ended June 30, 2008 to $128,468 from $81,888 incurred for the same period of fiscal 2007 due to increased activities at the Ga-Phasha Project.

Legal, accounting and audit for the period ended June 30, 2008 decreased to $114,546 in comparison to $140,242 for the six months ended June 30, 2007, mainly due to reduced legal advisory fees. However, legal and accounting fees of approximately $1,330,949 relating to the Lebowa Transaction have been capitalized to deferred acquisition costs as they will be included in the cost of acquisition when the transaction completes. Office and administration for the six months ended June 30, 2008 amounted to $464,353 in comparison to $202,437 spent for the six months ended June 30, 2007. The increase is due to the Company moving to larger premises in South Africa in anticipation of the completion of the Lebowa Transaction. Conference and travel costs of $241,138 were incurred during the six months ended June 30, 2008 in comparison to the $122,276 incurred during for the same period of fiscal 2007 largely due to increased travel by management incurred for attending the annual general meeting as well as travel relating to the Lebowa Transaction and increased conference expenses. Consulting costs for the six months ended June 30, 2008 increased to $128,890 in comparison to $85,434 spent for the same period of fiscal 2007 largely due to tax related consulting expenses. Salaries and benefits amounted to $1,705,087 in the six months ended June 30, 2008 in comparison to $963,220 for the same period in the prior year due to the increase in staff and the payment of performance bonuses relating to the Lebowa Transaction.

Trust and filing for the six months ended June 30, 2008 decreased to $189,179 in comparison to the $199,001 incurred for the six months ended June 30, 2007 primarily as a result of increased expenses relating to the Company’s listing on the Johannesburg Stock Exchange in South Africa incurred in the same period for fiscal 2007. Stock based compensation expenses increased to $5,232,693 for the six months ended June 30, 2008, compared to $1,445 incurred for same period in fiscal 2007, largely as a result of stock option grants in June 2008.

The Company recorded interest expense of $906,493 for the six months ended June 30, 2008 in comparison to $959,292 incurred for the same period of fiscal 2007. The interest expense is mainly due to accrued interest on the term loan from Rustenburg Platinum Mines Limited. Interest income amounted to $135,459 for the six months ended June 30, 2008, in comparison to $432,039 interest received for the same period of fiscal 2007 as a result of a lower cash balance compared to the same period in the previous year.

The Company also recorded a foreign exchange gain of $612,815 for the six months ended June 30, 2008 in comparison to a gain of $327,346 for the same period of fiscal 2007. The gain is due

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

to the strengthening of the Canadian dollar against the South African Rand over the course of the six months ended June 30, 2008. A significant amount of the Company’s liabilities are denominated in South African Rand.

1.6 Liquidity

At June 30, 2008, the Company had working capital of $100,701 as compared to $5.0 million at the end of the 2007 fiscal year. The cash position at June 30, 2008 was approximately $1.1 million.

Anooraq's sources of capital are primarily equity investment. The Company's access to capital sources is dependent upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development. There can be no assurance that Anooraq's future capital requirements can be met in the long term, or that adequate financing will be obtained on a timely basis or at all. Failure to obtain adequate financing will result in significant delays in exploration programs and a substantial curtailment of operations. The Company's cash resources at June 30, 2008 are sufficient for its present needs, specifically to continue administrative and exploration operations at current levels through the end of 2008. Future programs may be deferred and operations curtailed if additional funding is not secured. However, the Company anticipates being able to raise additional financing and is currently in the process of raising financing in conjunction with the Lebowa Transaction discussed in Section 1.2 and below.

The Company had 185,590,007 common shares outstanding at June 30, 2008. As the Company progresses on its exploration programs, it will be required to raise additional funds. In December 2006, the Company entered into a Settlement Agreement with Pelawan to waive the deemed dilutive financing (please refer the discussion in section 1.2.1) .

In June 2007, Anooraq issued to Pelawan 36 million common shares (“Adjustment Consideration Shares”), representing a 50% reduction in the number of shares potentially issuable under the original RTO transaction terms. In addition the Company issued to Pelawan BEE Warrants for the purchase of 167 million common shares in Anooraq. These BEE Warrants were exercised by the Pelawan trust on December 20, 2007, at a price per common share of $1.35 (refer to section 1.2.1) .

In April 2008, Anooraq, through its wholly-owned subsidiary, Plateau, entered into certain agreements with Anglo Platinum and Rustenburg pursuant to which Anooraq agreed to purchase an effective 51% of Lebowa together with an effective 1% controlling interest in certain other assets located in South Africa (the “Acquisition”) for an aggregate cash consideration of ZAR3.6 billion ($470 million). In May 2008, the Company announced that it has executed a binding, credit approved term sheet with Standard Chartered Bank (“Standard Chartered”) to provide the Company with sole underwritten debt finance of up to ZAR 1.7 billion to provide additional funding required to complete the acquisition of Lebowa.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Closing of the Acquisition is conditional upon satisfaction (or waiver) of various conditions (see 1.2.1), including:

  Completion by all parties of their respective due diligence reviews and satisfaction with the results thereof;
  Completion of certain internal restructuring transactions;
  Canadian and South African regulatory approvals;
  Stock exchange approvals;
  Debt and equity financing of the transaction; and
  Shareholder approvals.

Consequently, the Company will be required to undertake various funding exercises to complete this transaction and is currently progressing towards completion.

The Company has the following long-term contractual obligations

Payments due by period
	Total	Less than	1 to 3 years	3-5 years	More than 5
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations	13.7M	0.8m	12.9m	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

The Company has routine market-price leases on its office premises in Johannesburg, South Africa.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The Company’s long term debt obligations are denominated in ZAR. Payments and settlement on the obligation is denominated in ZAR. Long term debt obligations have been presented at an exchange rate of 1 Canadian dollar = 7.66 ZAR, the rate in effect on June 30, 2008. The current exchange rate on August 5, 2008 is 1 Canadian dollar = 7.21 ZAR.

1.7 Capital Resources

At June 30, 2008, Anooraq had working capital of $100,701 as compared to $5.0 million at the end of the 2007 fiscal year.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by eight public companies, one of which is Anooraq. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. During the six months ended June 30, 2008 HDSI billed Anooraq $650,328 as compared to $327,211 for the same period 2007 fiscal for such services and cost reimbursements.

During the period ended June 30, 2008, the Company paid or accrued $4,928 (six months ended June 30, 2007 – $25,111) to CEC Engineering Ltd, a private company owned by a former director, for engineering and project management services at market rates.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

Refer to Lebowa Transaction discussion in 1.2 Overview

1.12 Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the consolidated financial statements for the year ended December 31, 2007 and changes to those policies are described in note 3 of the consolidated financial statements for the six months ended June 30, 2008, which have been publicly filed on SEDAR at www.sedar.com and as presented in changes in accounting policies item 1.13 The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of property, plant and equipment,
  restoration costs following completion of the mining activities, and the valuation of stock-based compensation expense.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral resources and reserves, and the carrying values of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of property, plant and equipment.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13 Changes in Accounting Policies including Initial Adoption

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments and accounting changes. As required by the transitional provisions of these new standards, these new standards have been adopted with no restatement to prior period financial statements.

(i) Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its shareholders and other stakeholders. The Company considers the

ANOORAQ RESOURCES CORPORATION
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MANAGEMENT'S DISCUSSION AND ANALYSIS

components of shareholders’ equity and term loan, as well as its cash and equivalents, as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Since the Company is in the exploration stage, the Company may issue new shares through private placements in order to maintain or adjust the capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period.

(ii) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures previously required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

The Company is exposed in varying degrees to a variety of financial instrument related risk, including credit risk, liquidity risk, foreign exchange risk, interest risk and commodity price risk.

Credit Risk

Credit risk is the risk of potential loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, accounts receivable and due from related parties. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The carrying value of the Company’s cash and cash equivalents, accounts receivable and due from related parties represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

these sources will be sufficient to cover the likely requirements for the foreseeable future. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank

Foreign Exchange Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. In addition, the Company has cash and certain liabilities denominated in South African Rand. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Interest Rate Risk

The Company has a financing agreement with Anglo Platinum whereby Anglo Platinum, through its wholly owned subsidiary Rustenburg , loaned an amount of ZAR70 million to Plateau, a subsidiary of the Company. The loan bears interest at prime plus two percent, as quoted by the Standard Bank of South Africa, and is subject to interest rate change risk.

Commodity Price Risk

While the value of the Company's resource properties depend on the price of PGM and their outlook, the Company currently does not have any operating mines and hence, does not have any hedging or other commodity based price risks in respect of its operational activities. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of speculative hedging activities.

(iii) Amendments to Section 1400 – Going Concern

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going

ANOORAQ RESOURCES CORPORATION
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MANAGEMENT'S DISCUSSION AND ANALYSIS

concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

(b) Accounting Policies Not Yet Adopted

(iv) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.14 Financial Instruments and Other Instruments

Please refer to Section 1.13 above.

1.15 Other MD&A Requirements

Not applicable.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a venture issuer.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at August 5, 2008. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				185,590,007

Escrow Warrants (1)	December 31, 2008	$1.35		167,000,000

Share purchase options	December 17, 2010	$1.40	2,335,000
	July 1, 2010	$2.97	119,000
	October 15, 2012	$2.97	4,470,000
	October 15, 2012	$3.27	376,000
	June 25, 2013	$2.76	916,000
	June 30, 2013	$2.90	1,935,000	10,151,000

(1) Pursuant to the exercise of the BEE Warrants, the Company entered into an amending agreement (the “Amending Agreement”) with Pelawan to amend the exercise procedure of the Warrants to allow Pelawan to finance the exercise of the Warrants by way of a bridge loan from Rand Merchant Bank (“RMB”). Pursuant to the Amending Agreement, Pelawan has exercised the Warrants by depositing an escrowed amount equal to the aggregate exercise price for the Warrants ($ 225 million or ZAR 1.586 billion) into an interest bearing account with RMB, to be released pursuant to a deposit account agreement (the “Deposit Agreement”) between RMB, Pelawan Investments (Pty) Ltd and Anooraq upon the satisfaction of certain release conditions. The common shares underlying the Warrants will be issued to Pelawan upon receipt by the Company of the exercise price per common share, plus the interest accrued thereon up to the date of release.

Should the common shares underlying the Warrants be issued in full, Pelawan’s resulting shareholding in Anooraq will increase to approximately 81% of the current issued and outstanding common shares of the Company. The Company intends to use the proceeds of the BEE Warrants exercise, when received, as partial funding for the proposed acquisition of 51% of Lebowa from Anglo Platinum (note 10). Should the release conditions not be satisfied and there is no close, the warrant exercise is void and Anooraq will not receive the proceeds of the exercise of the BEE Warrants and the BEE warrants will continue to exist in accordance with their terms until expiry or in accordance with the terms of the warrants.

ANOORAQ RESOURCES CORPORATION
SIX MONTHS ENDED JUNE 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3 Internal Controls over Financial Reporting Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting during the six months ended June 30, 2008 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1.15.4 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the six months ended June 30, 2008 that could significantly affect disclosure controls subsequent to the date the Company carried out its last evaluation.